September 3, 2002

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549

                       Interim Report Under Rule 24 of the
                  Public Utilities Holding Company Act of 1935
                              Progress Energy, Inc.
                            410 S. Wilmington Street
                                Raleigh, NC 27602
                                File No.: 70-9659
Gentlemen:

     In compliance with the terms and conditions of Rule 24 under the Public Utility Holding Company Act of 1935, and the Order of the Commission dated December 12, 2000, authorizing the financing transactions and business activities, the undersigned hereby certifies to the Commission that, for the calendar quarter ending June 30, 2002, from and after registration of Progress Energy, Inc. ("Progress Energy") on November 30, 2000:

a. The purchase price per share of each sale of Common Stock and the market price per share at the date of the agreement of sale:

     None.

b. The total number of shares of Common Stock issued or issuable under options granted during the quarter under the DRP, Incentive Plan, or any other similar plans subsequently adopted:

     369,801 total shares (215,682) DRP and 38,000 Restricted.


c. If Common Stock of Progress Energy has been transferred to a seller of securities of a company being acquired, the number of shares so issued, the value per share, and whether the shares are restricted to the acquirer:

     When Progress Fuels Corporation, a subsidiary of Progress Energy, Inc., acquired Westchester Gas Company on April 26, 2002, 2,523,174 shares of Progress Energy's common stock, valued at $50.70 per share, were included in the total acquisition exchange and the shares contained restrictions for their acquirer.

d. The name of the guarantor and the beneficiary of any guaranty entered into under this order during the quarter, and the amount, terms, and purpose of the guaranty:

----------------------------------------------------------------------------------------------------------------------------------
     Guarantor                Beneficiary                      Amount              Date                      Purpose
----------------------------------------------------------------------------------------------------------------------------------
Progress Energy      Southern Natural Gas Company * /1/       $ 19,422,000        4/24/01       Firm Transportation Service
                                                                                                Agreement
----------------------------------------------------------------------------------------------------------------------------------
Progress Energy      Florida Power & Light Company *          $  1,800,000        8/21/01       Desoto Unit #1 Tolling Agreement
                                                                                                (August 6, 2001)
----------------------------------------------------------------------------------------------------------------------------------
Progress Energy      Florida Power & Light Company *          $  1,800,000        8/21/01       Desoto Unit #2 Tolling Agreement
                                                                                                (August 6, 2001)
----------------------------------------------------------------------------------------------------------------------------------
Progress Energy      General Electric Corporation *           $ 20,000,000        2/15/02       Washington County Power, LLC
                                                                                                Turbine Purchase Contract
----------------------------------------------------------------------------------------------------------------------------------
Progress Energy      Overland Contracting Inc. *              $ 10,000,000        2/15/02       Washington County Power, LLC
                                                                                                Engineering, Procurement and
                                                                                                Construction Contract
----------------------------------------------------------------------------------------------------------------------------------
Progress Ventures,   LG&E Energy Marketing Inc. *             $ 12,000,000        2/15/02       Power Trading
Inc.
----------------------------------------------------------------------------------------------------------------------------------
Progress Energy      Effingham County Power, LLC,             $187,000,000        3/15/02       Affiliate Tolling Agreements
                     MPC Generating, LLC, Rowan                                                 between each of the Genco A EWGs
                     County Power, LLC, DeSoto                                                  and Progress Ventures, Inc., a
                     County Generating Company,                                                 subsidiary of Progress Energy, Inc
                     LLC (collectively  the
                     "Genco A EWGs") and JPMorgan
                     Chase *
----------------------------------------------------------------------------------------------------------------------------------
Progress Energy      Anadarko Energy Services                 $  5,000,000         4/8/02       Purchase, Sales or Exchanges of
                     Company                                                                    natural gas
----------------------------------------------------------------------------------------------------------------------------------
Progress Energy      Morgan Stanley Capital Group             $  9,375,000        4/10/02       Commodity Trading
                     Inc
----------------------------------------------------------------------------------------------------------------------------------
Progress Energy      Transcontinental Gas Pipe                $  6,672,729        4/10/02       Support Momentum Expansion Project
                     Line Corp
----------------------------------------------------------------------------------------------------------------------------------
Progress Energy      Transcontinental Gas Pipe                $    500,000        4/24/02       Pipeline capacity and transport
                     Line Corp                                                                  for trading
----------------------------------------------------------------------------------------------------------------------------------
Progress Energy      Oglethorpe Power Corporation, Inc.       $  5,000,000         5/1/02       Power Trading
---------------------------------------------------------------------------------------------------------------------------------
Progress Energy      American Electric Power (AEP)            $  5,000,000         5/1/02       Gas and financial transactions
                     Energy Services, Inc
---------------------------------------------------------------------------------------------------------------------------------
Progress Energy      AEP Service Corp.                        $ 10,000,000         5/1/02       Power Trading
---------------------------------------------------------------------------------------------------------------------------------
Progress Fuels       AEP Energy Services, Inc. and            $  5,000,000         5/1/02       Commodity Trading
Corporation          AEP Service Corp.
---------------------------------------------------------------------------------------------------------------------------------
Progress Energy      Allegheny Energy Supply                  $ 10,000,000        5/17/02       Commodity Trading
                     Company, LLC
---------------------------------------------------------------------------------------------------------------------------------
Progress Energy      PG&E Energy Trading - Power, L.P.        $  5,000,000         5/6/02       Power and Financial Trading
---------------------------------------------------------------------------------------------------------------------------------
Progress Energy      PG&E Energy Trading - Gas                $  5,000,000         5/6/02       Gas Trading
                     Corporation
---------------------------------------------------------------------------------------------------------------------------------
Progress Energy      The Cincinnati Gas & Electric            $ 10,000,000        5/10/02       Commodity Trading
                     Company
---------------------------------------------------------------------------------------------------------------------------------
Progress Energy      The Energy Authority, Inc.               $  5,000,000        5/10/02       Commodity Trading
---------------------------------------------------------------------------------------------------------------------------------
Progress Energy      North Carolina Electric                  $  5,000,000        5/13/02       Commodity Trading
                     Membership Corporation
---------------------------------------------------------------------------------------------------------------------------------
Progress Energy      Mirant Americas Energy                   $  2,000,000         6/1/02       Commodity Trading
                     Marketing, LP
---------------------------------------------------------------------------------------------------------------------------------
Progress Energy      PPL EnergyPlus, LLC                      $ 10,000,000         6/1/02       Commodity Trading
---------------------------------------------------------------------------------------------------------------------------------
Progress Energy      Reliant Energy Services, Inc.            $  2,000,000        6/10/02       Commodity Trading
---------------------------------------------------------------------------------------------------------------------------------
Progress Energy      Sequent Energy Management, L.P.          $  3,000,000        6/24/02       Gas Trading
---------------------------------------------------------------------------------------------------------------------------------
Progress Energy      Peoples Gas System, Inc. (TECO)          $  3,000,000        6/26/02       Commodity Trading
---------------------------------------------------------------------------------------------------------------------------------

e. The amount and terms of any Short-term Debt, Debentures, or Preferred Securities issued directly or indirectly by Progress Energy during the qarter:

Progress Energy, Inc.'s commercial paper balance at 6/30/02 was $771,973,000.00. Progress Energy issued $2,803,485,000.00 in commercial paper from 4/01/02 through 6/30/02 at a weighted average yield of 2.22% under a $1 billion revolving credit facility.

__________________
/1/ * This interim report includes guarantees that were inadvertently omitted from previous interim reports.

Progress Energy, Inc. borrowed $50,000,000 during the second (2nd) quarter under an uncommitted bank facility with JPMorgan Chase at a weighted average yield of 2.30%. The balance at 6/30/02 was $25,000,000.

f. The amount and terms of any Short-term Debt issued by CP&L or NCNG and any of the long-term debt securities or trust preferred securities issued by NCNG during the quarter:

Carolina Power & Light Company
Carolina Power & Light Company's ("CP&L") commercial paper balance at 6/30/02 was $53,000,000. CP&L issued $173,300,000 in commercial paper from 4/01/02 through 6/30/02 at a weighted average yield of 2.26% under a $575 million revolving credit facility.

North Carolina Natural Gas
None.

g. With respect to each participant in the Utility Money Pool and the Non-Utility Money Pool, the maximum amount of borrowings from and loans to each Money Pool during the quarter, and the range of interest rates on Money Pool borrowings and loans:

-------------------------------------------------------------------------------------------
Non-utility Money Pool: Maximum Outstanding Balances - Quarter-ending -  6/30/02
-------------------------------------------------------------------------------------------
                                   Loans to the MP            Borrowings from the MP
-------------------------------------------------------------------------------------------
Progress Energy                           $671,378,867.11
-------------------------------------------------------------------------------------------
Progress Energy Ventures                                                $ 89,999,206.15
-------------------------------------------------------------------------------------------
Progress Energy Services                                                $269,127,080.32
-------------------------------------------------------------------------------------------
Progress Capital Holdings                                               $177,666,022.30
-------------------------------------------------------------------------------------------
Progress Fuels                                                          $154,586,558.35
-------------------------------------------------------------------------------------------
SRS                                       $    626,000.00
-------------------------------------------------------------------------------------------

The range of interest rates on these borrowings was 2.28% to 2.55%.

-------------------------------------------------------------------------------------------
Utility Money Pool:  Maximum Outstanding Balances - Quarter-ending -  6/30/02
-------------------------------------------------------------------------------------------
                                   Loans to the MP            Borrowings from the MP
-------------------------------------------------------------------------------------------
Progress Energy                           $272,580,379.89
-------------------------------------------------------------------------------------------
Carolina Power & Light                    $ 23,476,729.75                $372,486,891.54
-------------------------------------------------------------------------------------------
Florida Power Corporation                 $207,280,220.07                $ 21,683,115.00
-------------------------------------------------------------------------------------------
North Carolina Natural Gas                $ 21,556,291.58                $  1,816,105.22
-------------------------------------------------------------------------------------------

The range of interest rates on these borrowings was 2.19% to 2.47%.

h. The amount and terms of any financings consummated by any Non-utility Subsidiary during the quarter that are not exempt under Rule 52 under the
     Act:

     None.

i. The notional amount and principal terms of any Interest Rate Hedge or Anticipatory Hedge entered into during the quarter and the identity of the parties to the instruments:

---------------------------------------------------------------------------------------------------------------------------
Trade Date Company                Description               Counterparty     Notional $ x     Effective   Termination
                                                                                1,000,000       Date      Date

---------------------------------------------------------------------------------------------------------------------------
04/09/2002 Progress Energy, Inc.  Treasury Rate Lock        Salomon                 $ 100.00  04/10/2002     04/23/2002
---------------------------------------------------------------------------------------------------------------------------
04/09/2002 Progress Energy, Inc.  Treasury Rate Lock        Bank of America         $ 100.00  04/10/2002     04/23/2002
---------------------------------------------------------------------------------------------------------------------------
04/11/2002 Progress Energy, Inc.  Terminate 07              Bank of America         $ 100.00  04/12/2002     04/12/2002
---------------------------------------------------------------------------------------------------------------------------
04/11/2002 Progress Energy, Inc.  Terminate 06              Salomon                 $ 100.00  04/12/2002     04/12/2002
---------------------------------------------------------------------------------------------------------------------------
04/26/2002 Carolina Power & Light Treasury Rate Lock        Merrill Lynch           $ 100.00  04/29/2002     07/23/2002
---------------------------------------------------------------------------------------------------------------------------
04/30/2002 Progress Energy, Inc.  Receive Fixed-Swap to     Salomon                 $ 100.00  04/17/2002     04/15/2007
                                  Floating
---------------------------------------------------------------------------------------------------------------------------
05/14/2002 Progress Energy, Inc.  Receive Fixed-Swap to     Wachovia                $ 125.00  04/17/2002     04/15/2007
                                  Floating
---------------------------------------------------------------------------------------------------------------------------
05/20/2002 Progress Genco         Interest Rate Collar,     JPMorgan                $ 189.75  06/22/2002     06/21/2003
           Ventures               Purchase Cap/Sold Floor
---------------------------------------------------------------------------------------------------------------------------
05/20/2002 Progress Genco         Interest Rate Collar,     JPMorgan                $  97.50  06/22/2003     12/21/2004
           Ventures               Purchase Cap/Sold Floor
---------------------------------------------------------------------------------------------------------------------------
05/20/2002 Progress Genco         Interest Rate Collar,     Scotia Capital          $  97.50  06/22/2003     12/21/2004
           Ventures               Purchase Cap/Sold Floor
---------------------------------------------------------------------------------------------------------------------------
05/20/2002 Progress Genco         Interest Rate Collar,     Royal Bank of           $  65.00  12/22/2004     03/16/2007
           Ventures               Purchase Cap/Sold Floor   Scotland
---------------------------------------------------------------------------------------------------------------------------
05/20/2002 Progress Genco         Interest Rate Collar,     JPMorgan                $  65.00  12/22/2004     03/16/2007
           Ventures               Purchase Cap/Sold Floor
---------------------------------------------------------------------------------------------------------------------------
05/22/2002 Carolina Power & Light Treasury Rate Lock        Merrill Lynch           $  50.00  05/23/2002     07/23/2002
---------------------------------------------------------------------------------------------------------------------------
05/23/2002 Carolina Power & Light Treasury Rate Lock        Merrill Lynch           $  50.00  05/24/2002     07/23/2002
---------------------------------------------------------------------------------------------------------------------------
05/29/2002 Carolina Power & Light Treasury Rate Lock        Merrill Lynch           $  50.00  05/30/2002     07/23/2002
---------------------------------------------------------------------------------------------------------------------------
06/11/2002 Carolina Power & Light Treasury Rate Lock        Merrill Lynch           $  50.00  06/12/2002     07/16/2002
---------------------------------------------------------------------------------------------------------------------------
06/13/2002 Carolina Power & Light Treasury Rate Lock        Merrill Lynch           $  50.00  06/13/2002     07/16/2002
---------------------------------------------------------------------------------------------------------------------------
06/21/2002 Progress Energy, Inc.  Terminate 01              JPMorgan                $ 200.00  06/21/2002     06/21/2002
---------------------------------------------------------------------------------------------------------------------------
06/21/2002 Progress Energy, Inc.  Terminate 03              Bank of America         $ 200.00  06/21/2002     06/21/2002
---------------------------------------------------------------------------------------------------------------------------
06/21/2002 Progress Energy, Inc.  Terminate 04              Wachovia                $ 150.00  06/21/2002     06/21/2002
---------------------------------------------------------------------------------------------------------------------------
06/24/2002 Progress Energy, Inc.  Terminate 02              Salomon                 $ 100.00  06/24/2002     06/24/2002
---------------------------------------------------------------------------------------------------------------------------
06/24/2002 Progress Energy, Inc.  Terminate 05              Goldman                 $ 150.00  06/24/2002     06/24/2002
---------------------------------------------------------------------------------------------------------------------------
06/24/2002 Progress Energy, Inc.  Terminate 11              Wachovia                $ 125.00  06/25/2002     06/25/2002
---------------------------------------------------------------------------------------------------------------------------
06/25/2002 Progress Energy, Inc.  Terminate 10              Salomon                 $ 100.00  06/25/2002     06/25/2002
---------------------------------------------------------------------------------------------------------------------------

j.   The amount of the market-to-book ratio of the Common Stock:

     Progress Energy Common Stock Data as of June 30, 2002:
     Total Common Stock Equity                             $  6,171.1
     (in millions)
     Market-to-book ratio                                        1.82

k.   The name, parent company, and amount invested in any Intermediate or
     Holding Company or Financing Subsidiary during the quarter:               (Millions)

     Equity contribution from Progress Energy to Florida Progress Florida
     Progress to Progress Capital Holdings
     Progress Capital Holdings to Progress Telecom                             $ 10.3 million

     Equity contribution from Progress Energy to Florida Progress Florida
     Progress to Progress Capital Holdings
     Progress Capital Holdings to Progress Fuels Corporation                   $151.3 million

     Equity contribution from Progress Energy to PV Holdings, Inc.
     PV Holdings, Inc. to Progress Ventures, Inc.
     Progress Ventures, Inc. to Progress Genco Ventures, LLC                   $ 30.4 million

l. A description of and the amount invested in any Energy-Related Assets (or in the securities of any company substantially all of whose assets consist of Energy-Related Assets) during the quarter:

     On April 26, 2002, Progress Fuels Corporation, a subsidiary of Progress Energy, Inc., acquired 100% of Westchester Gas Company, an Energy-Related Asset. This acquisition's aggregate purchase price of approximately $148 million consisted of cash consideration of approximately $20 million and the issuance of 2,523,174 shares of Progress Energy common stock valued at approximately $128 million.

m. A list of U-6B-2 statements filed with the Commission during the quarter including the name of the filing entity and the date of filing.

     Florida Power Corporation                   April 9, 2002
     Progress Capital Holdings, Inc.             April 9, 2002

n. Consolidated balance sheets as of the end of the quarter and separate balance sheets as of the end of the quarter for each company, including Progress Energy, that has engaged in jurisdictional financing transactions during the quarter:

Progress Energy, Inc
BALANCE SHEETS
(Unaudited)
(In thousands except share data)               June 30,         December 31,
Assets                                           2002              2001
------------------------------------------------------------------------------
Utility Plant
 Electric utility plant in service         $  19,260,446        $ 19,176,021
 Gas utility plant in service                    521,001             491,903
 Accumulated depreciation                    (10,435,492)        (10,096,412)
------------------------------------------------------------------------------
    Utility plant in service, net              9,345,955           9,571,512
 Held for future use                              15,027              15,380
 Construction work in progress                 1,143,029           1,065,154
 Nuclear fuel, net of amortization               224,279             262,869
------------------------------------------------------------------------------
    Total Utility Plant, Net                  10,728,290          10,914,915
------------------------------------------------------------------------------
Current Assets
 Cash and cash equivalents                       304,442              54,419

  Accounts receivable                                                            758,985           738,740
  Unbilled accounts receivable                                                   229,463           199,593
  Taxes receivable                                                                     -            32,325
  Inventory                                                                      925,676           886,747
  Deferred fuel cost                                                             123,933           146,652
  Prepayments                                                                     68,513            49,056
  Other current assets                                                           135,413           224,409
----------------------------------------------------------------------------------------------------------
        Total Current Assets                                                   2,546,425         2,331,941
----------------------------------------------------------------------------------------------------------
Deferred Debits and Other Assets
  Regulatory Assets                                                              414,625           448,631
  Nuclear decommissioning trust funds                                            839,529           822,821
  Diversified business property, net                                           1,996,130         1,073,046
  Miscellaneous other property and investments                                   507,177           456,880
  Goodwill, net                                                                3,722,237         3,690,210
  Prepaid pension costs                                                          497,542           489,600
  Other assets and deferred debits                                               516,757           513,099
----------------------------------------------------------------------------------------------------------
        Total Deferred Debits and Other Assets                                 8,493,997         7,494,287
----------------------------------------------------------------------------------------------------------
           Total Assets                                                    $  21,768,712     $  20,741,143
==========================================================================================================

Capitalization and Liabilities
----------------------------------------------------------------------------------------------------------
Capitalization
  Common stock (without par value, 500,000,000 shares authorized,
  221,235,262 and 218,725,352 shares issued and outstanding, respectively) $   4,243,547     $   4,107,493
  Unearned ESOP common stock                                                    (104,703)         (114,385)
  Accumulated other comprehensive loss                                           (28,923)          (32,180)
  Retained earnings                                                            2,061,224         2,042,605
----------------------------------------------------------------------------------------------------------
        Total common stock equity                                              6,171,145         6,003,533
  Preferred stock of subsidiaries-not subject to mandatory redemption             92,831            92,831
  Long-term debt, net                                                         10,512,723         9,483,745
----------------------------------------------------------------------------------------------------------
           Total Capitalization                                               16,776,699        15,580,109
----------------------------------------------------------------------------------------------------------
Current Liabilities
  Current portion of long-term debt                                              352,860           688,052
  Accounts payable                                                               591,660           725,977
  Taxes accrued                                                                   66,835                 -
  Interest accrued                                                               225,950           212,387
  Dividends declared                                                             119,469           117,857
  Short-term obligations                                                         346,983            77,529
  Customer deposits                                                              159,900           154,343
  Other current liabilities                                                      396,609           419,398
----------------------------------------------------------------------------------------------------------
        Total Current Liabilities                                              2,260,266         2,395,543
----------------------------------------------------------------------------------------------------------
Deferred Credits and Other Liabilities
  Accumulated deferred income taxes                                            1,407,249         1,434,506
  Accumulated deferred investment tax credits                                    216,159           226,382
  Regulatory liabilities                                                         285,014           287,239
  Other liabilities and deferred credits                                         823,325           817,364
----------------------------------------------------------------------------------------------------------
        Total Deferred Credits and Other Liabilities                           2,731,747         2,765,491
----------------------------------------------------------------------------------------------------------
           Total Capitalization and Liabilities                            $  21,768,712     $  20,741,143
==========================================================================================================

Carolina Power & Light Company
CONSOLIDATED BALANCE SHEETS (Unaudited)
(In Thousands)

Assets                                                                        June 30,        December 31,
Utility Plant                                                                   2002              2001
  Electric utility plant in service                                        $  12,054,025     $  12,024,291
  Accumulated depreciation                                                    (6,182,956)       (5,952,206)
------------------------------------------------------------------------------------------------------------
        Utility plant in service, net                                          5,871,069         6,072,085
  Held for future use                                                              7,105             7,105
  Construction work in progress                                                  698,156           711,129
  Nuclear fuel, net of amortization                                              172,890           200,332
------------------------------------------------------------------------------------------------------------
        Total Utility Plant, Net                                               6,749,220         6,990,651
------------------------------------------------------------------------------------------------------------
Current Assets
  Cash and cash equivalents                                                       11,030            21,250
  Accounts receivable                                                            324,860           317,714
  Unbilled accounts receivable                                                   150,901           136,514
  Receivables from affiliated companies                                           67,503            27,180
  Taxes receivable                                                                     -            17,543

  Inventory                                                                           358,763            365,501
  Deferred fuel cost                                                                  118,748            131,505
  Prepayments                                                                          28,011             11,863
  Other current assets                                                                 64,960             66,193
-----------------------------------------------------------------------------------------------------------------
        Total Current Assets                                                        1,124,776          1,095,263
-----------------------------------------------------------------------------------------------------------------
Deferred Debits and Other Assets

  Regulatory assets                                                                   263,493            277,550
  Nuclear decommissioning trust funds                                                 429,676            416,721
  Diversified business property, net                                                  118,630            111,802
  Miscellaneous other property and investments                                        242,807            231,325
  Other assets and deferred debits                                                    117,035            135,373
-----------------------------------------------------------------------------------------------------------------
        Total Deferred Debits and Other Assets                                      1,171,641          1,172,771
-----------------------------------------------------------------------------------------------------------------
           Total Assets                                                       $     9,045,637    $     9,258,685
=================================================================================================================

Capitalization and Liabilities
-----------------------------------------------------------------------------------------------------------------
Capitalization
  Common stock                                                                $     1,921,068    $     1,904,246
  Unearned ESOP common stock                                                         (104,703)          (114,385)
  Retained earnings                                                                 1,336,831          1,312,641
  Accumulated other comprehensive loss                                                 (5,156)            (7,046)
-----------------------------------------------------------------------------------------------------------------
        Total common stock equity                                                   3,148,040          3,095,456
  Preferred stock - not subject to mandatory redemption                                59,334             59,334
  Long-term debt, net                                                               3,102,181          2,958,853
-----------------------------------------------------------------------------------------------------------------
           Total Capitalization                                                     6,309,555          6,113,643
-----------------------------------------------------------------------------------------------------------------
Current Liabilities
  Current portion of long-term debt                                                   250,000            600,000
  Accounts payable                                                                    194,039            300,829
  Payables to affiliated companies                                                    151,176            106,114
  Notes payable affiliated companies                                                   11,539             47,913
  Taxes accrued                                                                        82,013                  -
  Interest accrued                                                                     65,314             61,124
  Other Current Liabilities                                                           156,702            208,645
-----------------------------------------------------------------------------------------------------------------
        Total Current Liabilities                                                     910,783          1,324,625
-----------------------------------------------------------------------------------------------------------------
Deferred Credits and Other Liabilities
  Accumulated deferred income taxes                                                 1,304,892          1,316,823
  Accumulated deferred investment tax credits                                         164,062            170,302
  Regulatory liabilities                                                                7,774              7,494
  Other liabilities and deferred credits                                              348,571            325,798
-----------------------------------------------------------------------------------------------------------------
        Total Deferred Credits and Other Liabilities                                1,825,299          1,820,417
-----------------------------------------------------------------------------------------------------------------
           Total Capitalization and Liabilities                               $     9,045,637    $     9,258,685
=================================================================================================================


North Carolina Natural Gas Corporation
CONSOLIDATED BALANCE SHEETS
(in thousands)

                                                June 30,       December
                                                  2002         31, 2001
                ASSETS
Utility Plant
  Gas utility plant in service               $    521,001     $  491,903
  Accumulated depreciation                       (168,926)      (159,897)
-------------------------------------------------------------------------
         Utility plant in service, net            352,075        332,006
  Construction work in progress                    40,840         61,142
-------------------------------------------------------------------------

       Total Utility Plant, Net                   392,915        393,148
-------------------------------------------------------------------------

Current Assets
  Cash and cash equivalents                           127            711
  Accounts receivable                              19,285         30,563

  Accounts receivable - affiliate                   2,280         53,151
  Intercompany current notes receivable             1,262              -
  Taxes receivable                                  3,877              -
  Inventory                                        17,065         22,329
  Prepayments                                         138            130
  Deferred tax asset                                  356          1,178
  Deferred fuel cost                                4,014         10,367
  Other current assets                              1,166          1,128
-------------------------------------------------------------------------

         Total Current Assets                      49,570        119,557
-------------------------------------------------------------------------


Deferred Debits and Other Assets
  Regulatory Assets                                 1,074          1,150
  Unamortized debt expense                              -              -
  Diversified business property, net                  928            923
  Miscellaneous other property and
  investments                                       5,676          5,763
  Goodwill, net                                   169,299        221,593
  Other assets and deferred debits                  1,633          1,343
-------------------------------------------------------------------------

         Total Deferred Debits and Other
Other Assets                                      178,610        230,772
-------------------------------------------------------------------------

         Total Assets                        $    621,095 $      743,477
-------------------------------------------------------------------------

     CAPITALIZATION AND LIABILITIES

Capitalization
  Common stock equity                        $    417,631 $      417,617
  Retained earnings                               (36,592)         8,717
  Long-term debt, net                             150,000        150,000
-------------------------------------------------------------------------

         Total Capitalization                     531,039        576,334
-------------------------------------------------------------------------

Current Liabilities

  Accounts payable                                 23,153         26,357
  Accounts payable - associated companies           6,119         33,217
  Intercompany current notes payable                    -         51,694
  Taxes accrued                                         -            703
  Interest accrued                                    719            656
  Other current liabilities                        21,551         17,578
-------------------------------------------------------------------------

         Total Current Liabilities                 51,542        130,205
-------------------------------------------------------------------------


Deferred Credits and Other Liabilities
  Accumulated deferred income taxes                27,202         26,581
  Accumulated deferred investment tax credits       1,596          1,693
  Other liabilities and deferred credits            9,716          8,664
-------------------------------------------------------------------------

         Total Deferred Credits and Other
Liabilities                                        38,514         36,938
-------------------------------------------------------------------------

Total Capitalization and Liabilities       $    621,095 $      743,477
--------------------------------------------------------------------------

o. A table showing, as of the end of the quarter, the dollar and percentage components of the capital structures of Progress Energy on a consolidated basis and each Utility Subsidiary:

Capital Structure as of June 30, 2002

--------------------------------------------------------------------------------------------------------------------------------
                          Progress Energy                  CP&L                  Florida Power              NCNG
--------------------------------------------------------------------------------------------------------------------------------
Common stock equity              $ 6,171.10      35.30%     $3,148.00    48.00%        $2,006.50    55.10%     $381.00   71.80%
--------------------------------------------------------------------------------------------------------------------------------
Preferred securities             $     92.8       0.50%     $    59.3     0.90%        $    33.5     0.90%     $     0    0.00%
--------------------------------------------------------------------------------------------------------------------------------
Long-term debt (1)               $10,255.80      58.70%     $3,299.20    50.30%        $1,496.10    41.10%     $   150   28.20%
--------------------------------------------------------------------------------------------------------------------------------
Short-term debt (2)              $    956.8       5.50%     $      53     0.80%        $   106.8     2.90%     $     0    0.00%
--------------------------------------------------------------------------------------------------------------------------------
Total                            $17,476.50     100.00%     $6,559.50   100.00%        $3,642.90      100%     $531.00  100.00%
--------------------------------------------------------------------------------------------------------------------------------

(1)   Includes current portion of long-term debt
(2) Includes short-term debt that has been reclassified to long-term for financial reporting purposes.


p. A retained earnings analysis of Progress Energy on a consolidated basis, Florida Progress and each Utility Subsidiary detailing gross earnings, goodwill amortization, dividends paid out of each capital account; and the resulting capital account balances at the end of the quarter:

-------------------------------------------------------------------------
Progress Energy, Inc.                       Consolidated Retained
                                            Earnings in thousands)
-------------------------------------------------------------------------
Balance 03/31/02                                               2,058,583
-------------------------------------------------------------------------
Current Earnings                                                 113,631
-------------------------------------------------------------------------
Current Earnings from Exempt Projects                              6,989
-------------------------------------------------------------------------
Common dividends                                                (117,979)
-------------------------------------------------------------------------
Balance 06/30/02                                               2,061,224
-------------------------------------------------------------------------


CP&L                                     Retained Earnings
                                           (in thousands)

Balance 03/31/02                                  1,266,019
Current earnings                                    131,152
Dividend of cash to parent                          (59,599)
Preferred dividends                                    (741)
Balance 06/30/02                                  1,336,831

Florida Progress                              Consolidated
                                           Retained Earnings
                                            (in thousands)
                                            --------------
Balance 03/31/02                                    641,976
Current earnings                                     90,734
Preferred dividends                                    (378)
Dividend of cash to parent                          (59,597)
Balance 06/30/02                                    672,735

Florida Power                                Retained Earnings
                                              (in thousands)
                                              --------------
Balance 03/31/02                                    908,130
Current earnings                                     77,131
Dividend of cash to parent                          (59,599)
Preferred dividends                                    (378)
Balance 06/30/02                                    925,284



NCNG                                        Retained Earnings
                                             (in thousands)
                                             --------------
Balance 03/31/02                                     17,093
Current earnings                                     (1,391)
Cumulative effect of accounting change              (52,294)
Balance 06/30/02                                    (36,592)

q. A computation in accordance with rule 53(a) under the Act setting forth Progress Energy's "aggregate investment" in all EWGs and FUCOs, its "consolidated retained earnings" and a calculation of the amount remaining under the requested EWG/FUCO authority:

On June 30, 2002, Progress Energy's "aggregate investment," as defined in Rule 53(a)(1), in EWGs was approximately $1.01 billion or about 47.9% of Progress Energy's consolidated retained earnings, also as defined in Rule 53(a)(1) for the four quarters ended June 30, 2002 $2.1 billion.

  r. A statement of aggregate investment in Exempt Projects ("exempt wholesale generators" or "EWGs" and foreign utility companies ("FUCOs") as a percentage of total capitalization, net utility plant, total consolidated assets, and market value of common equity, all as of the end of the quarter:

----------------------------------------------------------------------------
                                     June 30, 2002
                                    (in thousands)            Percentage
                                    --------------            ----------
----------------------------------------------------------------------------
Total capitalization                   16,776.7                 6.00%
----------------------------------------------------------------------------
Net utility plant                      10,728.3                 9.39%
----------------------------------------------------------------------------
Total consolidated assets              21,768.7                 4.63%
----------------------------------------------------------------------------
(2) Common equity market value         11,506.4                 8.75%
----------------------------------------------------------------------------

  (1) The above percentages assume an aggregate investment in EWGs of $1.01 billion
  (2)  Market value of common equity assumes the following:
                  Total common shares at 6/30/02 =        221,235,262
                  Closing share price at 6/28/02 =              52.01
                  Total market value =                $11,506,445,997


                                               Very truly yours, PROGRESS
                                               ENERGY, INC.


                                               By: /s/ Thomas R. Sullivan
                                                  ------------------------------
                                                   Thomas R. Sullivan
                                                   Treasure